EXHIBIT 2.1
                                E NUTRITION, INC.

                                 SALES AGREEMENT

         THIS AGREEMENT is made and entered into this 30th day of April 2002, by and between, E Nutrition, Inc., a Nevada corporation, with its principal place of business in Springville, Utah, hereinafter referred to as "Seller," and HI-Q Nutrition, Inc., a Nevada corporation, with its principal place of business at Orem, Utah, hereinafter referred to as "Buyer."

         WHEREAS, the Seller has expended time, effort, and financial resources to develop and obtain expertise in the field of producing, marketing, distributing, and promoting the sale of nutritional supplements and has successfully established market demand for such products under the brand name HI-Q. The Seller is the lawful owner of the HI-Q name and registered trademark and believes the brand signifies a high standard of quality; and

         WHEREAS, the Buyer desires to purchase, market, and distribute the Seller's brand named products, trademark, product formulation, customer base and marketing ideas.

         IT IS THEREFORE AGREED between the parties as follows:

     1. SALE. The Seller desires to sell and the Buyer desires to purchase all interest, ownership, and related liability of the HI-Q brand name, trademark, product formulation, customer base, and marketing ideas.

     2. SALES PRICE. The Buyer shall pay the Seller Ten Thousand Dollars ($10,000) in cash upon execution of this agreement. Seller shall forgive any uncollected royalties owed to Seller by the Buyer.

     3. CLOSING. This agreement is effective upon the Seller's deliver and deposit of cash funds.

     4. NON-COMPETITION. The Seller shall not compete with Buyer in a similar business opportunity for a period of one year from the date of this agreement.

     5. TERMINATION OF LICENSE AGREEMENT. Seller and Buyer agree to terminate the License agreement dated September 1, 2001 between the two parties upon closing.


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     6.   PRODUCT LIABILITY. Seller makes no representations or warranties regarding the HI-Q brand, trademark, or formulations. Buyer agrees to indemnify and hold Seller harmless from all claims related to the HI-Q products since the inception of the brand.

     7. CUSTOMER SERVICE. Buyer shall provide customer service and satisfaction for all HI-Q customers including inquiries, back orders, misplaced shipments, lost items, complaints, charge-backs, and refunds.

     8. CONFIDENTIALITY. The Seller acknowledges the confidential nature of the Buyer's business and product formulations and agrees not to disclose any such information.

     9. VENDOR ACCOUNTS. Buyer shall establish vendor accounts, including merchant accounts, in its' own name. Buyer may not establish or conduct business under the name of the Seller or obligate the Seller in any way.

     10. COMPLETE AGREEMENT. This agreement contains the entire agreement of the parties and no representations, inducements, promises, or agreements, oral or otherwise, between the parties not embodied herein shall be of any force or effect.

     11. GOVERNING LAW. This agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the State of Utah.



          SELLER:


          /s/ Steven L. White
          ------------------------------------
          E Nutrition, Inc., Steven L. White, President


          BUYER:


          /s/ Howard J. Ruff
          ------------------------------------
          HI-Q Nutrition, Inc., Howard J. Ruff, President